FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 23, 2005

BY:

s/  “Chris Robbins”

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREETt

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

August 23, 2005

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

s/ “Chris Robbins”

Per:

Chris Robbins

Vice  President

July 11, 2005

ANGLO SWISS RESOURCES ANNOUNCES RESEARCH CAPITAL CORPORATION TO ACT AS AGENT FOR PRIVATE PLACEMENT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is pleased to announce that it has engaged Research Capital Corporation to act as agent on a commercially reasonable efforts basis to carry out  a private placement of  Units to raise a minimum of $600,000 and a maximum of $1,200,000.

The Private Placement will consist of an offering of securities in the provinces of British Columbia and Alberta at a price of $0.60 per Unit.  Each Private Placement Unit will consist of one (1) Common Shares (at $0.10 per Common Share), five (5) Flow-Through Shares (at $0.10 per Common Share) and one (1) Private Placement Warrants.  Each whole Private Placement Warrant will entitle the holder to acquire one (1) additional Common Share at an exercise price of $0.22 per Common Share for a period of 24 months from the closing date.

Net proceeds of the Offering will be used to fund the continued exploration and development of the Company’s diamond and gemstone properties and for general working capital.

Upon receiving approval from the regulatory authorities, the shares and warrants will be subject to a minimum hold period, restricted from resale for four months from the closing date of the Offering.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.